Filed by Ascendant Digital Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Ascendant Digital Acquisition Corp.

Commission File No. 001-39405

Date: April 15, 2021

The following is a transcript of the analyst day presentation held by Ascendant Digital Acquisition Corp. and Beacon Street Group on April 14, 2021 in connection with their business combination transaction:

Transcript of

Beacon Street Group

Beacon Street Group Analyst Day

April 14, 2021

Participants

Shannon Devine - Beacon Street Investor Relations, Solebury Trout

Mark Gerhard - Chief Executive Officer, Ascendant Digital Acquisition Corp.

Mark Arnold - Chief Executive Officer, Beacon Street Group

Dale Lynch - Chief Financial Officer, Beacon Street Group

Analysts

Jason Helfstein - Oppenheimer & Co.

Alex Kramm - UBS Investment Bank

Devin Ryan - JMP Securities LLC

Alex Arnold - Odeon Capital

Jeff Meuler - Baird

Ygal Arounian - Wedbush Securities

Patrick O’Shaughnessy - Raymond James

Presentation

Shannon Devine - Beacon Street Investor Relations, Solebury Trout

Good morning, everyone. My name is Shannon Devine, Senior Vice President of Solebury. Welcome to the Beacon Street Group Analyst Day. We greatly appreciate you taking the time to learn more about Beacon Street. Presenting today will be Mark Gerhard, Chief Executive Officer of Ascendant; Mark Arnold, Chief Executive Officer of Beacon Street; and Dale Lynch, Chief Financial Officer of Beacon Street.

We will also be including a demo of our new software application, the Terminal, at the end of the presentation.

During today’s presentation, we’re going to be making forward-looking statements. These forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from any forward-looking statements.

For more information, please refer to Slide 2 of today’s presentation material, as well as the risks, uncertainties and other factors discussed in Ascendant Digital Acquisition Corp.’s SEC filings.

Today’s presentation may be accessed on Beacon Street’s IR website at beaconstreetservices.com, Ascendant Digital Acquisition Corp.’s IR website at ascendant.digital, and on SEC website at SEC.gov.

Before handing the call over to management, I have a couple of housekeeping items. First, we will be conducting one-on-one questions upon conclusion of today’s presentation. Instructions on how to participate in the Q&A will be provided at that time.

Now, I’d like to turn the call over to Mark Gerhard, Chief Executive Officer of Ascendant.

Mark Gerhard - Chief Executive Officer, Ascendant Digital Acquisition Corp.

Thank you, Shannon, and good morning, everyone. It’s great to be here with you today. We’re very pleased to present the proposed business combination between Ascendant Digital and the Beacon Street to you.

Moving to Slide 4, you can see the management team from Beacon and Ascendant. Beacon has a highly experienced and talented team as demonstrated by their incredible success which you’re about to see. We believe our team’s experience and expertise makes us perfectly suited to complement them and then help drive the company’s next leg of growth.

Moving to Slide 5, you can see some of Ascendant’s team’s achievements whilst running Jagex, the UK’s largest independent game developer and publisher. We were able to build scale by fostering community engagement, introduced monetization strategy, driving long-term shareholder value and industry-leading data science. At the bottom left, you can see the impressive revenue and EBITDA performance. We think we can leverage this experience to bring many benefits to Beacon.

Our team of data scientists and AI specialists can complement Beacon’s highly talented team. We’ve re-embedded a team to bring capabilities across user-acquisition, monetization, churn, prediction behavior and community building.

From our proven success of Jagex, we have knowledge in conversion and sustaining community engagement, which can accelerate the increase at significant scale. We are actively working on implementing leading-edge solutions and ROI improvement initiatives. Also, international relationships, particularly in Europe and Asia bring potential M&A and growth opportunities.

Moving to Slide 6, I just like to take a few minutes to share what we saw in Beacon Street Group and why we’re making the investment into the team here led by Mark and Dale. Our SPAC, Ascendant Digital, IPO’ed back in July 2020, and we promised our investors that we bring them an exciting company operating in the Attention Economy.

After filtering through over 100 companies in the Attention Economy, we’re delivering on that promise with Beacon Street. We have set a very high bar to fulfill a must-have criteria checklist, which you can see you have spanning these 7 categories.

Beacon Street was the only one that checked every single one of these boxes. Before I tick down the criteria, let me just tell you what was in our mind.

I was absolutely blown away when we discovered that Beacon Street has been profitable from day 1 since inception over 20 years ago. And that’s with less than $50,000 of capital injected at the time. They’ve built this business to incredible scale and growth with almost $550 million of billings and at least 75% of growth this past year.

And that’s even more impressive, in that they’ve accomplished all of this remarkable profitability, spinning off 24% adjusted free cash flow margin. We have not seen a company of this profile in the Attention Economy and in any other industry for that matter, that more than $190 billion that Beacon Street is attacking a massive TAM with tremendous tailwinds that is ripe for disruption.

Their technology platform is highly scalable, with high-value content, data and analytics. They’re truly unique in their unrivaled success as a leading subscription-based financial content provider. They’re at the very cutting edge of new investment trends and provide insightful personal research for their subscribers.

At 10 million plus self-directed investors, which has grown 78% from 2018, their community is large and thriving. Their product set is diverse, with 12 primary consumer-facing brands, offering over 160 products.

We have found a company with a Rule of 50 financial profile, which shows the company is performing at an elite level. And as Dale will cover later, they’re already beating and raising their forecasts from just a few months ago.

Beacon Street has a highly experienced team with a history of driving growth. And we expect this to continue, given their multiple organic and inorganic avenues to drive sustained profitable growth at scale. While all this criterion is impressive on its own, we believe Ascendant can truly add value to this business.

As you can hear, we’re absolutely thrilled to partner with Beacon Street. And with that, I’ll turn it over to Mark and Dale to share more about their great company. First to you, Mark.

Mark Arnold - Chief Executive Officer, Beacon Street Group

Yeah, thanks, Mark, and good morning to everyone. Thank you for joining us here today. I’d like to echo what Mark said, and just say we’re very excited to be taking the next step in our journey, and partnering with the Ascendant team to become a publicly traded company.

So as I get into the description of our business, to understand what we do, I think it’s important you understand our origin story. And, hopefully, you’ll see how a simple idea over the last 2 decades has really turned into what we believe is a great platform.

Back in the ‘80s, and ‘90s, the independent investment research space was inconsistent. There were very few credible offerings available to the public that we would characterize as high quality, trusted research. Our founders surveyed this landscape and knew there was a better way to provide independent research to the self-directed investor. And that started with delivering great content and treating the readers how we would want to be treated if our roles were reversed.

When we do that right, a relationship is formed between the writer and the reader, and goodwill is built up between the reader and the operating company. So fast forward 2 decades, we’re a leading independent research subscription service provider. And so we serve millions of self-directed investors with a diverse portfolio of operating brands. You can see some of those brands on our right.

Our research is a trusted source of financial information for our subscribers, more on this in a few minutes. Let’s turn now to Slide 9. So here, what I’d like to do is, point you to a few important numerical highlights.

First, we’ve got a community of over 10 million people. And more than 850,000 of those are paid digital subscribers. In 2020, our Average Revenue Per User or ARPU was $759. And we delivered nearly $550 million in cash billings equating to 77% year-over-year growth. We’ve got a scalable and efficient business model. You can see that in our adjusted free cash flow margin of 24% last year.

So I’m often asked, “What’s your secret sauce?” And in my mind, there are really 4 main drivers of our success. As I’ll point out on this slide, it begins with our powerful content platform. What happens is our compelling content creates strong relationships between our editors and our customers. And as the relationship continues in time, subscribers explore our different product offerings, and the relationship between our readers and our brands strengthens.

Second is our strong customer focus. I want to emphasize we always treat our customer well, and we try to always put them first. We’re focused on our customer satisfaction. And you can see that in our more than 90% annual revenue retention rate.

Third, our business model is extremely scalable with very little CapEx requirements. Our digital platform, high ARPU and high-margin conversions allow us to have an industry-leading marketing ROI. And we can scale this very cost effectively.

Finally, we’re very, very data driven, leveraging real-time data feedback for campaign efficacy, and then we use AI and machine learning for customer conversions. And going forward, we believe there’s an even greater opportunity for the use of machine learning and data science. And this is one of the important reasons that we were attracted to Mark and his team at Ascendant as our partner.

Turning now to the next slide, we believe the global addressable market for us is more than $190 billion. That includes asset managers, financial information service companies and investment research. Increasingly, we believe the trend is for investors who want to manage their own money and we think all 3 of these industry segments are in play for us.

Just in the U.S., there are over 60 million self-directed investors. And on top of this already significant opportunity, we believe as the millennial generation ages, and as their investable assets increase, our addressable target market will grow even further.

The market for self-directed investing in our eyes is ripe for innovation and disruption in ways that strongly favor our business. As you can see on this Slide 12, personal investing is changing dramatically. First, we have a rapidly increasing retiree population with 10,000 Americans retiring every day. This is an age group that has significant investable assets, and very much wants investment education. As a result, baby boomers represent the majority of our customers today. However, the aging of millennials is a significant future opportunity for our business and a key market opportunity given that 72% of this generation identify themselves as self-directed investors.

On Slide 13, I hope you can see we’ve got a very unique offering that our audience cannot find elsewhere. And let me start by expanding on that comment and show you the competitive landscape through my eyes. Institutional research is the closest in content to what we provide because it’s actionable, but it’s usually hard to digest and very expensive. We provide actionable content geared towards self-directed retail investors, and that allows them to form long lasting relationships with our editors. While our focus is not on providing market data, we are still among the best sources for it.

We’re able to keep our subscribers engaged and be a part of their entire investor journey due to our diverse product offering at a wide range of price points. We’re also able to provide customers with the insights they’re looking for at prices they can afford. Other providers of such diverse content are typically for institutions, and other solutions only serve a limited tier of the market, which many investors either cannot access for price reasons or they quickly outgrow.

Turning now to Slide 14, we provide premium subscription content, software, education and tools to investors, and underpinning all of our paid content are actionable ideas. Every month, we provide actionable investment ideas, and this premium research is complemented by our software and tools.

And just to highlight one of our software offerings, we have just launched something we internally call the Terminal, which is similar to a Bloomberg, but which we think is a much more cost-effective tool for the self-directed investor or the smaller RIA. Frankly, we think this is the best personal financial information software available, next is significant opportunity for us, as we go forward to develop new channels, and have a new path to customer acquisition as well. We’re going to show you a demo of that here in a few minutes.

So let me highlight, we’re a relationship driven business. We provide investment education, but by no means is our content dry or boring. Our editors are true investment experts, but they like to write in ways that are personally engaging for their subscribers. And when I look across the competitive landscape, this is another area where I think we are able to differentiate ourselves from our competition.

One of the most important characteristics of our business model is our ability to launch new products quickly with very low cost and very low risk, and we highlight this on Slide 16. We can detect a new market need quickly find the right expert across our ecosystem to analyze the segment or to address the opportunity. We can launch a new product within weeks and quickly scale the business. So unlike other businesses, which take months or even years to launch new products and sometimes spend millions or tens of millions of dollars to do that, we can do this within a matter of weeks, and we can do it with very low fixed costs.

On Slide 17, you’ll see how diverse our product offerings are. Hopefully, what you can see is we’re not dependent on any 1 segment of investing. And then on the right-hand side of the slide, you can see our community of 10 million plus individuals, and how they segment across levels of spend with us, and what a few of the representative products are in each of those segments.

So as you can see, we had 9.5 million free subscribers at the end of 2020. And this is an increasingly important group of subscribers for us are over 850,000 paid subscribers at the end of last year, you can see 544,000 less than $600 with us at that point of the relationship. These are customers who are in the getting-to-know-us phase. But as they continue their relationship with us, and moving on through the table, you can see that 215,000 or 25% of our subscribers have spent more than $600 with us. And these reflect engaged and active customers who are likely to keep buying higher value content with us through time. And finally, you can see our top customers, 98,000 subscribers who have spent more than $5,000 with us. These folks are very loyal and happy customers.

So on Slide 18, you can see our marketing approach that we have externally, you can hopefully see that we’ve had a lot of success with display ads as they generated the bulk of our orders in 2020. You can see on the right-hand side of the slide, 58% of our mix is direct to paid, and we work with many of the major channels including Taboola, Facebook, Google and Yahoo among others. We saw strong conversions last year with 10% for order per click through and 8% of order conversion form.

Next, I’d like to walk you through our typical customer journey. This is the one you would follow, if you came to us through our free list initially. I would ask you to keep in mind that about half of our new paid subscribers come from our direct-to-paid channel. So hopefully on this slide, you can see that we have 9.5 million free subscribers there on the left, we send them content daily, which we believe educational, unique and insightful.

By developing this daily cadence we have the reader engages with our content and begins to wonder what else we do and what other products we offer. This translates to a cumulative conversion rate of approximately 6% paid status. That’s typically for a $50 to $100 annual subscription for the first year, which is a very affordable subscription price for the research that we provide is content, high quality and generally covers large cap household names.

And then as the reader engages with our content, they explore other product offerings, covering more specialized investing strategies. You can see on this chart 37% of our total paid subscribers make that next purchase to higher value content and price points of $1,000 to $3,000 per year. And this moves them into the high value segment for customers that have spent more than $600 with us. This content is generally more specific, including investment areas such as small caps, emerging markets or distressed debt, for example.

From there, we continue to use our data and analytics to expose these high value customers to content that we think they’ll find engaging. And in many cases, this includes bundle content or lifetime subscriptions. And as you can see, 31% of our high value customers convert to this ultra high value subscriber category. Now just describe this journey in a few minutes, but the journey typically takes about 18 months to progress from the left-hand side of the slide to the right to the ultra high value subscriber.

Another note about our subscriber accounts and their makeup, you can see our subscriber demographics on Slide 20 here, and you’ll see that baby boomers currently account for a majority of our paid subscriber base, mostly due to the fact that they have enough wealth to invest and pay for high quality research.

But as wealth increases for Gen X and millennials through income appreciation and wealth transfers from inheritance, we see a high value target future audience that has a high proportion of self-directed investors. And regarding that assets, the largest portion of our paid subscriber base sits in $150,000 to $500,000 group. But as you can see, 27% of our subscribers have more than $500,000.

I’ll now turn to the strategic initiatives that have driven our business, where I see our future heading. So I took over as CEO in 2017, and what I saw were real opportunities to increase the scale of the business and invest in our operating companies and our content. Hopefully, you can see this on this slide that we ultimately resulted in more than doubling our number of lead editors, doubling our number of primary customer facing brands, tripling our number of products as well as scaling and sizeable, free to create subscriber origination channel.

So by the middle of 2019, many of these new initiatives and taking hold and the business began to accelerate, you can see that clearly here on the right-hand side of the slide. You’ll see in the green bars that our billings grew nearly 40% from the first to second quarter of 2019. And then that revenue growth trajectory largely continued over the past 2 years. The story is the same in terms of total subscriber relationships. You can see that that line grew from $3.8 million in the first quarter of 2019 to $10.4 million by the fourth quarter of last year.

This acceleration of growth is a direct result of the investments that we made in the business and the fact that we built a diverse and critical mass of content, people and technology. And that should allow us to drive attractive growth on a consistent basis going forward. And that leads me to our vision for the company for the future.

Turning to Slide 23, we want to be the leading financial wellness platform in the entire self-directed investment community. We want to do that by expanding our reach and discoverability through new channels, mediums and branding. We also want to build deep network effects through increasing social connections in our community, and leveraging a rapidly growing free user-base and paid user-base.

And we also want to expand our use of machine learning and data science, as well as expand our SaaS product development and acquisition. On top of that, what we see are a ton of inorganic growth opportunities as we pursue this vision.

So on this front, I want to highlight. We have a very long and successful track record of highly accretive capital allocation, and identifying and integrating M&A opportunities.

We try to show you a snapshot of this activity on Slide 24. And what we do is basically either look for editorial content that we think will either be enriching to our customer base, or we look for business that is not being run as effectively as ours is.

On the editorial front, we often identify a key area of content that we want to add, or a key personality that we think will fit well within our model. And what we do is we bring them onto our platform, given them a turnkey solution, and then integrate them into our operations infrastructure. This has been incredibly successful for us.

For example, with one of our recent editorial additions, we have helped him scale his business from roughly 6,000 subscribers when he came on board to more than 100,000 subscribers 18 months later, and the business is very profitable.

On the M&A front, we acquired a business in 2017 that was not performing very well, it was losing money at the time. But we saw the potential that the business had, and once we integrated it onto our platform, the business made more than $12 million last year.

As you can see, on this slide, I hope that these examples are not atypical. You can see that we’ve grown revenues for build and buyout capital allocation opportunities from an aggregate of $49 million when we first got involved to $420 million at the end of last year.

On the next slide, what we’ve tried to do is give you a sense of what our M&A process looks like by providing a case-study for our development as Empire Financial Research.

We had a very successful launch in April of 2019, with 3,000 paid subscribers at the time of that launch. And then, we expanded access to that publishing brand by launching lower-priced products in December of 2019 and adding additional editors. Basically, what happened was the compelling content and our efficient marketing engine delivered outstanding results.

We reached $15 million in net revenues in 2019. And then we more than doubled that in 2020 with the expansion of 6 paid products, while also turning a profit.

So with that, let me turn the call over to Dale to walk you through some of our KPIs and our financials. Dale?

Dale Lynch - Chief Financial Officer, Beacon Street Group

Yeah. Thanks, Mark. So we’re going to walk you through financials here in a minute. But I first want to give you some context for these numbers. Our financial performance has been accelerating for over 2 years now and continues into this year. And this acceleration is a direct result of what Mark described the transformational investment in the business.

Beginning in 2017, the company began investing significantly in the business across our content, our platform, our people, and in new technologies and new distribution channel, our free to paid channel. This represented a significant scaling of our platform. The company has been in a strong performing partnership growing 20% to 30% annually for 17 years.

So with this investment, it has now grown into an enterprise. It’s an enterprise with critical mass that is able to generate sustainable growth rates that are accelerating as compared to historical rates.

So with that, let’s turn to these financial highlights you see on Slide 27. And what you’ll see here is what I see I think hopefully is the business characterized by scale and growth, but also balanced with profitability. We’ve reached meaningful scale with nearly $550 million in billings or cash revenues. And we grew that almost 80% year-over-year.

Our ARPU is industry-leading at $759. But most importantly, our LTV to CAC is well over 5 times. Okay. In addition to high revenues, our model is nearly all subscription based, with 97% of our revenues coming from subscriptions. And with us maintaining a net revenue retention rate of about 95% on average at least annually.

Our gross margins are above 86% annually and our adjusted free cash flow margin while good at 24% last year, as you’ll see here shortly, has room for upside. And we are able to convert the vast majority of our adjusted cash flow from operations to adjusted free cash flow, because we have minimal capital investment requirements. More on that in a few minutes.

Look, underlying the strong financial performance is economic heart of our business, our unit economics. As you can see here on this slide, Slide 28, on average, our customers generate a lifetime spend of approximately $2,700. And our variable margins are very high, as I mentioned, averaging 86% to 88%.

When you compare our net contribution then to our CAC, our ratio is well over 5 times, which puts us in a very strong position. Our marketers have been at this for 20 years. Over those 2 decades, they’ve become very efficient at directing marketing dollars on a near real-time basis for the best ROI campaign.

The bottom line is our marketers make sure that we hit our key campaign conversion and revenue to CPA metrics. In turn, when those metrics are hit, this ensures that we get reliably to CPA, or what we call variable CAC, breakeven in 90 days, and full CAC breakeven in 7 to 9 months. Those statistics are very stable and consistent through time year to year.

Now, Mark discussed the typical customer journey on the earlier slide. We talked about taking 18 months. Slide 29 here shows that revenue pictorial of what that journey is, okay. This graph plots cumulative revenue for new subscriber cohorts each year. An established statistic for us is that on average, when you become a paid subscriber, you’re going to buy 3 more publications from us over the next 18 months.

This graph reflects the power of those averages. As you can see, all these cohorts build their revenues nicely through time. And you can see that our customers have purchased more initially with us each successive year, and have increased that spend at an increasing rate through time, if you notice the slopes of those lines increase as you go from bottom to top.

Now, on this next slide, you see KPIs, you see 2 KPIs, paid subscribers and ARPUs. From a forecasting perspective, Mark and I share a similar belief. We’re both conservative by nature. We both would like to under-promise and over-deliver. Having said that, we have recently just taken our forecasts a bit higher, as you can see in the lighter shaded green bars, 2021 and 2022.

Also, these forecasts do not include any future M&A. These remain very conservative organic forecasts only. But as you’ll see in a minute, you do not need aggressive input assumptions to drive very attractive financial results.

Now, on the left-hand side of Slide 30, you’ll see paid subscribers. Paid subs grew very significantly in 2020, to 857,000. But frankly, about 100,000 of that growth was more attributable to the scaling of our free subscribers at the very end of 2019.

Now, going forward, you can see our forecast for a 24% annual growth rate in subs, paid subs into 2022. Our forecast for 2021 paid sub is 1.1 million. And to give you perspective, at the end of March 2021, we were already over 1 million.

I do want to point out that 2018 and 2019 were strategic investment years for the company, which positioned us to ramp up toward the end of 2019, which began to produce returns at the very end of 2019, accelerated through 2020. And that acceleration continues into 2021. With January, February and March being all-time record months.

Now, moving to the right-hand side of this page, ARPU has grown from roughly $480 to $760 in the last 3 years. This is not due to price increases, okay? This instead reflects subscribers buying more of our content, richer content at higher price points.

As you can see, there is a pause here in 2021, as we digest that very large new subscriber cohort from 2020. But then the trend of accretion resumes in 2022. Look, not only does the ongoing record number of new subscriber add contribute to that initial ARPU pause. But the timing does too, because we had record new paid subs in January, February and March of this year, this materially increase the average paid subscriber number in the denominator of ARPU calculation for the full year.

But to be very, very clear here, this is a good news story for the future, and you’ll see that show up here in our financial projection shortly.

As you can see here on Slide 31, this is the outcome of our conservative inputs, this outcome looks pretty good. In the upper left, our GAAP revenue has a very nice characteristic to it. Every year coming into that year, we have a significant amount of deferred revenue on the balance sheet.

And that will be recognized as revenue, which essentially gives us a known 60% to 65% of our GAAP revenues coming into each year. We know that that’s going to fall into the income statement reliably.

Importantly, the incremental cost of fulfillment for this is essentially zero. And so, we think of this as a revenue bank. And as you can see in the graph, we’re projecting more than a 40% annual growth rate through 2022 in GAAP revenues.

But importantly, as Mark touched on a little bit ago, we are cash-based business; subscribers pay their subscription fees all in advance. Okay. And so we manage the business internally based on cash metrics. And as you can see here on the upper right of this page, our billings’ projections reflect that 34% annual growth rate for 2022, again, grown to nearly $1 billion with very conservative input assumptions.

Now, on the bottom left, as Mark mentioned earlier, we’ve always been managed for profitability, we’ve been profitable every year for 20 years since our founding. So these bars here in the bottom left should not surprise you. We can see here that we do have operating leverage in our model roughly one-third of our cost base is generally more fixed, and we expect to see some efficiencies in our marketing spend 2 to 3 times. Therefore, we’re projecting margin expansion and an annual growth rate, and adjusted free cash flow of more than 50% annually for 2022.

Finally, as I touched upon earlier, our business – because our business is so capital efficient, and we have very little cap equities, we’re able to convert essentially all of our adjusted cash flow from op to adjusted free cash flow. And as you can see in these financial metrics, we’re good balance of growth and profitability.

Now on Slide 32 here we’ve laid out some of our key forecast assumptions. This should hopefully help you all as you consider your models. As we mentioned earlier, we see these as conservative inputs, we’re expecting continued strong growth in both free and paid subscribers, and we anticipate that our conversion rates will match current trends.

We’re also forecasting trend like metrics for revenue retention at 95% plus and churn at approximately 1.7%. That was a good way to think about GAAP revenue for us, because it will generally be approximately 35% to 38% of billings each year plus the current portion of deferred revenue coming into that year. Those have been historic averages that you could calculate off of our financial statements and our forecast assumptions are in line with historical performance.

Now, a good way to think about our billings is that if you take our ARPU forecast, yours or ours, and you multiply it by your average paid subscriber forecast for that year, that will result essentially in our billings. Okay. And then finally, it’s important to note that these forecasts, again are organic only and do not include any potential M&A that Mark was discussing earlier.

Now, if you turn to the right-hand side, I want to talk about margins here quickly. You can see that we expect gross margins to remain stable at that 86% to 87% range. Additionally, we forecast the customer acquisition costs will come back to an exceed pre-COVID level, although, this is not yet happening.

G&A expenses excluding stock-based compensation is forecast to grow significantly in 2021 support our public company readiness. But this growth in G&A has been expected to grow significantly in 2022 providing good operating leverage. Finally, we’re expecting effective tax rate of 5% to 6%, and continued low CapEx that less than $1 million annually.

Now, I’ll explain more in a minute, we are projecting that will sustainably remain maintain our Rule of 50 status. Okay. Our forecast 2021 GAAP revenue growth of 54% plus our adjusted free cash flow margin of 28% gets you to 82%, well exceeding this Rule of 50 for 2021. In the longer term beyond the forecast period of these projections, we anticipate revenue growth of 30% to 40% annually, and adjusted free cash flow margins of 28% to 33%. So we expect to comfortably maintain the status in terms of Rule of 50.

A little bit more on this Rule of 50 returns to Slide 33 here. You’ll see how we think about our long-term financial objectives. As I mentioned, we believe we are strong Rule of 50 company meaning that if you add our GAAP revenue growth rate to our adjusted free cash flow margin will meet or exceed 50% on a sustainable basis.

As you can see in our forecast, we’re showing 35% to 40% revenue growth rates and margins are 30% plus, which we believe makes us unique and strong Rule of 50 company. Importantly, our business model gives us a lot of flexibility. If we acquire a significant amount of subscribers, we expect revenue growth in the coming quarters. Inversely though, if it makes sense to do so we can reduce our marketing spend, marketing costs and drive expanded margins. We can drive our margins 500 or 600 basis points wider in a single quarter by doing so. So let’s give them a lot of financial flexibility and adaptability to the market.

And with that, I’d like to turn it back here to Mark Gerhard to review for the transaction details and read summarizes investment highlights. Mark?

Operator

Please stand by. We will reconnect to Mark.

Dale Lynch - Chief Financial Officer, Beacon Street Group

Hey, Mark. I don’t know, Mark Arnold, do you want me to go through some of these transaction highlights while we wait for Mark Gerhard?

Mark Arnold - Chief Executive Officer, Beacon Street Group

Sure. That’s good idea.

Dale Lynch - Chief Financial Officer, Beacon Street Group

Why don’t we – I’ll drop when Mark Gerhard gets back on here. But quickly as you can see on Slide 35, we’re going to provide you a quick transaction overview. Ascendant has agreed to combine with Beacon Street in a transaction with an implied total enterprise value of approximately $3 billion, which represents an attractive pro forma multiple of 5.4 times projected 2021 GAAP revenue to 14.3 times projected 2021 adjusted free cash flow.

So, hey, Mark, I see you’re back on. Do you want to pick up where I’ve just left off or – Mark?

Mark Arnold - Chief Executive Officer, Beacon Street Group

Why don’t you keep going, Dale, and cover this slide…

Dale Lynch - Chief Financial Officer, Beacon Street Group

Yeah, I’ll just run this section, that’s fine. Concurrent with the transaction we’ve raised $150 million price at $10 a share. After giving effect to these transactions, the pro forma company will have approximately $150 million of cash on its balance sheet. Transaction is expected to close in the second quarter of 2021. At the closing of the business combination, assuming no redemption by Ascendant’s existing stockholders, approximately 20% of the common stock of the company is expected to be held by public investors with Beacon Street equity holders owning the risk.

Management has the longest lockup period to match that of ours, Ascendant up to a year subject to certain price performance threshold, non-management shareholders have a lockup period of 180 days.

On Slide 36, in valuing Beacon Street, we identified…

Mark Gerhard - Chief Executive Officer, Ascendant Digital Acquisition Corp.

Hey Dale, I can take it.

Dale Lynch - Chief Financial Officer, Beacon Street Group

Yeah.

Mark Gerhard - Chief Executive Officer, Ascendant Digital Acquisition Corp.

Can you hear me?

Dale Lynch - Chief Financial Officer, Beacon Street Group

You’re back?

Mark Gerhard - Chief Executive Officer, Ascendant Digital Acquisition Corp.

Yeah. Thank you.

Dale Lynch - Chief Financial Officer, Beacon Street Group

I’m on Slide 36, Mark.

Mark Gerhard - Chief Executive Officer, Ascendant Digital Acquisition Corp.

Thank you so much. Hi, everyone. Apologies for that. So yes, on Slide 36 in valuing Beacon Street, we identified 2 categories of peers. The first being consumer and SMB tech subscription businesses, comprising of companies such as Netflix, Spotify, Wix, GoDaddy and Chegg; and then the second being digital subscription and information service companies comprising of names such as Morningstar, New York Times, Envestnet, Gartner, Forrester, and FactSet. And you can really see that by every metric, Beacon Street is certainly best in class. They’re growing top-line revenues faster than their peers almost double that of consumer subscription buckets, and certainly 4 times out of the info services’ peers.

Furthermore, Beacon Street is converting more of their growth to cash flow at a faster period adjusted free cash flow margin of 28%. This transaction provides a very compelling opportunity to invest in that superior financial profile at an attractive valuation both on a revenue basis as well as an adjusted free cash flow basis. It’s also worth mentioning that this is based on conservative forecasts and doesn’t factor in the really superior growth profile. If you look at the valuation metrics on the growth adjusted basis, the embedded discount to the peer group is even further amplified.

If we could just flip Slide 37, please. Let me just spend a minute to highlight the rationale for the 2 comp groups. So Beacon Street bears many similarities to the consumer SMB tech subscription businesses, as a success is really driven by its ability to form personal connections with subscribers, and then convert them to high paying customers through its high value content. This peer group consists primarily of direct-to-consumer subscription businesses, and Beacon Street to target customers retail investors behave similarly to consumer subscription customers.

Beacon Street’s free-to-paid model with higher tiers aligns closely with many of the high performers in this group. The Beacon is at the top end of the range across all major categories of metrics. Beacon financial media content and delivery medium has similarities to companies in the digital subscription, and information services group some of those are primarily focused on institutions instead of consumers. Beacon also leads this peer group across all categories as well.

On Slide 38 and 39, you’ll see how Beacon Street Group compares to each of these individual peers broken out in detail, and how well we stack up against all of them. If just focus on Slide 38, for the moment, it’s remarkable to see Beacon Street has the highest revenue growth of any company in the consumer subscription comm. group, whilst also maintaining the highest gross margins.

When analyzing unit economics, its ARPU is best in class at over $750, while most seem to hover around the mid-$100 area. Our churn is also comparable to the best-in-class names on this page.

Now, just flipping to the Digital Subscription and Info Services Group on Slide 39, and what you’ll see here is although there are similar components to digital publication and financial content, the financial profile of Beacon Street, and those of its group are drastically different. Beacon outperforms on growth, and even greater whilst having these really the highest margins. Hopefully, you can now see why we’re so excited. And we believe we’ve found exactly what we’re looking for in Beacon Street.

You can see our target investment highlights on Slide 40 again. And we believe Beacon Street excels in all of these areas. That’s why I like to call them the Netflix of financial content. We’re extremely excited to join the Beacon Street team, and help take this business to the next level.

Now, let me just turn it over to Mike to walk you through a demo of the Terminal for a few minutes. And then we’ll have our Q&A session immediately afterwards. Thank you.

Unidentified Company Representative

Hi, everybody. Welcome to a demonstration of the Terminal. There are 3 versions right now: one for the public, which doesn’t cost anything; one for individual investors, which includes any of our free content; and one for the professional market.

I’m going to start off with the homepage for the public market. You see the index is at the top, lets you know what’s going on in markets around the world.

We can search for any symbol of any listed company. We’ll try Apple. And once you find the company we’re looking for, go to the Company Page, the Research Page, which shows them all the research to which they’re entitled, or to a chart.

Back to the homepage. We see the stock of the week. We see the tip of the week, as well as some of our newest recommendations. We also see that we can create a watch-list, if we are a registered user.

We will prompt new users to register, if they try to create their first watch-list. You can also find our latest video, which you have access to as a free-user. You also find our latest articles. Now, if I click on one of these articles, you will hit a pay-wall. And we will start trying to up-sell the user to a paid subscription.

I’ll show you a quick list of subscriptions. You can register for free and get access to other features of the terminals like some advanced charting features, and the ability to make one portfolio or a watch-list but no additional content. If you’ll pay us $19 a month, we will bundle in a fair amount of good proprietary content. And if you pay a $60 a month, you get a lot more of our proprietary content.

There’s an overview of what a free user gets. I’m going to log in now, so that I have access to all of my Beacon Street content. And the first thing you’ll notice is that when I click on an article, I see the full content of the article, not an up-sell.

You also see that I have my own watch-list. So it’s a list of free stocks I like to keep track of every day. It shows real-time prices and the prices are streaming. If you keep moving through the tabs at the top, you will see all of our research publications to which you’re entitled.

You’ll notice that by this little subscribe indicator in the upper right. I have access to all of our content, every publication that we have.

We have a crypto-page, where you can find real-time information on Bitcoin and a lot of other crypto coins. You can find our proprietary Stansberry rating for cryptos. And we have a number of algorithms that look at a lot of metrics for each crypto and calculate a rating for each one. You can keep track of real-time data for any number of cryptos. If you’re subscribed to Eric Wade’s Crypto Capital publication and you can also see that on the crypto page.

We also have information that’s particular to ETFs and mutual funds, here under the research tab. So if you want to see the 10 largest holdings, for any ETF or mutual fund, you can find that here, along with its Stansberry rating.

Now, let’s look at our tools. Not just our research publication content, but our analytic tools. We will start with our charting app, which is excellent.

We can show charts of any stock or index over various time periods up to 20 years. In this case, I’m looking at a 1-year chart of Apple. At the bottom, you’ll notice indicators for when a company paid a dividend. And importantly, we’ll show you when we published any research about the company. The color of the indicator is marking which publication produced the research.

If I want to create indicators, I just click up here. I’ve already created some indicators for this chart, a 10-week moving average, and a 40-week moving average. These are highlighted in the red and blue lines.

If I want to place data overlays on the chart, I can, for instance, overlay EBITDA or any of the others in the list and show the price history versus the fundamental data for any listed company.

If I would like to compare the performance history of Apple to any other company, I can do that. And now, I’ll have all of this information in one convenient place. Here is the relative performance of Apple and Facebook. We have 4 tabs showing you the last 4 stocks you’ve reviewed and you can search here for anything you want. And quickly hop to the company page, under the tools tab, you’ll also find our Stansberry Indicators. Over the last couple of years, we spent a fair amount of effort building proprietary algorithms that analyze all public companies, all equity based mutual funds and all ETFs.

The Stansberry Score is comprised of a number of component models. We have proprietary models for calculating capital efficiency, a model for scoring valuation, one for the financial condition of a company and one for the momentum of the company. When we put all 5 of these together, we can calculate an overall score for each company.

We have a media page, the features our host Daniela Cambone, she produces 2 videos a week and they are excellent. The videos range from 6 minutes to about 20 minutes. The interviews featured very interesting guests covering all areas of global investment space. I have learned a lot from watching these videos, hours and hours of content here. So far, I’ve been looking at features of the Terminal that are applicable to almost anybody.

If we move to the other side of the search bar, you will see we have the portfolio icon, the dashboard icon and the alerts icon. These are particular to an individual investor. In my portfolio management system, I can create portfolios of my own. I have created sample portfolios of companies that I want to track and do research on that I have named high yield. I can include any number of columns I want in the portfolio, I can increase the number of columns by clicking on settings and looking at the fundamental information.

And then I can go to the company page, if I click on a symbol, and do further research on each of the companies in my portfolio. You’ll also notice in the portfolio section that there is Broker tab. In this case, I’ve added my fidelity account to the portfolio system in the Terminal. If I click on a portfolio from fidelity, I’ll see one of my fidelity accounts has been imported. I only imported 1 out of my 4 or 5 accounts, but I could have imported all of them. Further, I can import from any number of brokers I want and have all of those broker accounts in 1 place in the portfolio management system of the Terminal.

We also have this dashboard icon is used mainly by professional investors very customizable and very powerful. You can create any number of widgets you want on this page. And these widgets can be arranged on the dashboard and go down as far as you want on the page. Each of these widgets streams news, stock market data and research content in real time.

The news is from our internal newswire group, and we have news from other sources that you can aggregate into a widget here. You can aggregate all of your research from Beacon Street in this research box. The alert system is very powerful in the Terminal. You can basically be alerted on anything you find in the Terminal.

Here’s a quick summary of the latest notifications I’ve received for various alerts I’ve set up. If I look at the alert manager, I can see alerts by category. Here are all the kinds of alerts I can create and create alerts about when publications were issued by Beacon Street. When buy and sell recommendations were issued by each individual publication, the notification for the buy and sell recommendations go out immediately as soon as the publication is produced. Many times investors will receive the buy and sell alerts before they’ve even read the publication.

I can create price alerts. So I want to know if a stock hits $90 or, say, $20 a share, I can set a sell limit. I can set trailing stop alerts. Now, trailing stop alerts adjust automatically as the price of the stock changes. If I want a trailing stop notification for, say, 1 volatility below the current price or the most recent high price, I could set that. I could have moving average crossover alerts. So if I want to know when the 20-day average crosses the 100-day average, send an alert and get a notification. As well I can create volume-based alerts.

Finally, we have the My Account tab, where you can look at your configuration. You can look at all of your subscriptions, and you can see our Publishing Schedule and access the Alert Manager. And I’ll leave you with a picture of our streaming homepage. Thank you very much.

Shannon Devine - Beacon Street Investor Relations, Solebury Trout

We will now have our question-and-answer session. Please use the dial-ins provided on the Q&A page to participate in a live Q&A. There will be a moderator similar to an earnings call. Please wait to be announced before asking the questions to management. [Operator Instructions]

As a reminder, today’s presentation may be accessed on Beacon Street via our website at beaconstreetservices.com, Ascendant Digital Acquisition Corp.’s IR website at Ascendant.Digital, and on the SEC website at SEC.gov. I will now hand the call over to the operator.

Operator

Thank you. Once again, ladies and gentlemen, we will now take a 5-minute break to allow participants to join the audio dial-in conference for Q&A. Please join the audio conference using the dial-in information provided. [Operator Instructions] The Q&A session will begin in 5 minutes. [Operator Instructions]

Welcome back, ladies and gentlemen, and welcome to the Q&A portion for today’s conference. The queue is now open for questions. [Operator Instructions]

And the first question is coming from Jason Helfstein. Jason, your line is live. Please announce your affiliation and pose your question.

Q: Thanks. Jason Helfstein with Oppenheimer. So I’m going to have 3 questions. The first, if we take a look at Slide 20, how would have that compared to pre-COVID that’s question number one. Number two, can you talk about the opportunity to establish an overall brand, as Beacon Street as the brand, and then kind of what kind of efficiency you can get if you run national marketing under that brand?

And then, lastly, when I think about Slide 38, in the comps, most of those companies have an international business. So maybe talk about how you think about the international opportunity for the company. Thank you.

Mark Arnold - Chief Executive Officer, Beacon Street Group

Yeah, thanks, Jason. Appreciate that. I’ll jump in. This is Mark Arnold. So I’ll take them in order. I think your reference to Slide 20 you were referencing our subscriber demographics, right?

Q: Correct.

Mark Arnold - Chief Executive Officer, Beacon Street Group

So, yeah, what I would say is we sometimes get this question of, “what happened during COVID; is your performance due to it?” Our answer is that, the answer is no basically. We started to see acceleration in our business in 2019, as a result of multi-years of investment as we expanded our platform. I think I touched on that a couple of slides later, I think on 22.

And hopefully, you saw that in the dollars. But your question isn’t on the dollars, it’s on the subscribers, I recognize that. And what we’ve seen so far is that, we have not seen yet any meaningful change in our customer acquisition characteristics in terms of the demographic. And that’s, I think, because we might over time, and I hope we will over time as we expand our platform and continue to grow the way we have historically.

But I think that’s because that our business and our platform is maximized when people can explore their different investing preferences across our platform, including at higher price points. And what we’ve seen so far is that our users and subscribers tend to skew older and are more baby-boomer in terms of their demographic. And that corresponds to a high number of investable assets as well. And we haven’t seen a meaningful change on that so far.

And to your question on a single brand, we get that question from time to time. And what we’ve done is, historically, and this has been true so far this year as we seek to foster and preserve each of our brand’s authentic voice. And we do that by continuing to reinforce the editorial independence in each of our operating brands, and preserve the trusted direct relationship between the customer and those brands.

I would say that, while we do that, we are also leveraging our shared infrastructure across those creative brands. We centralize a lot of our functions, including IT and accounting, HR and legal, and so, we’re leveraging that as we go along.

But as to the question of whether we should have a centralized brand, as I touched on, we’ve chosen not to do that over time. And that I think gives us incredible leverage to expand from here through our inorganic growth activity. But I would also agree with your comment that we’ve been relatively below the radar through our 20-year history.

And so, even though we’ve always been profitable on a cash basis and continue to grow through a number of significant market corrections, a lot of people still don’t know who we are because of that sort of decentralized branding approach. Now, that’s something we’re looking at right now, and I imagine will change over time.

But it’s, we largely relied on the decentralized brand, to grow historically. And then, last but not least, in terms of international, what I would say about that is, for us, and I think we touched on this, we see a tremendous, tremendous opportunity to grow, even if we just focus on the U.S. market.

Our current paid penetration rate by our stats is less than 2% of our self-directed investor base in the U.S. And that base is growing very rapidly as more and more people retire, and as more and more millennials increase their assets. And because they identify as self-directed investors, we think that TAM is going to continue to grow. But over the longer-term, I do see some opportunities for international markets, primarily through acquisitions and I imagine that will be part of our strategy going forward.

Q: Thank you.

Mark Arnold - Chief Executive Officer, Beacon Street Group

My pleasure.

Operator

Thank you. And the next question is coming from Alex Kramm. Alex, your line is live. Please announce your affiliation and pose your question.

Q: Yeah. Hey, good morning. Alex Kramm, UBS. I’m going to have multiple questions as well, but I’m going to ask them 1 on 1. So why don’t we attack them 1 by 1, just coming back on the cohorts on Page 20, would be interested if you can give us a little bit more information or insights in terms of the different behaviors in terms of even like the cost to acquire between the baby boomer and the millennial, the willingness to – by millennials in particular to spend, and then wrapping this all up maybe in when I think about the next 3 years here? Do you see it a large shift or do you feel like there’s still the primary customer base will still be the baby boomers, that’s where the most revenue will be generated?

And you’ll feel like there’s still plenty of opportunity, and you’re not really relying on, let’s say, millennials being all the sudden willing to spend a lot more if you understand where I’m going with the question? Thank you. And I have more.

Mark Arnold - Chief Executive Officer, Beacon Street Group

Yeah, I think so. I think I understand your question. And we get this from time to time basically people have different variations on the question of how do you see the business progressing as there are all these free options out there and the internet is replete with financial information, many of which is for free. And what we would say is, we certainly provide basic information and research to our free subscribers, but that is not a substitute to consistent high quality and actual idea flow that comes with our paid products.

And so just like the millennial generation has gotten used to paying for Spotify and Netflix subscriptions, we expect them as time goes on to mature, start focusing more on their money as happens in life. And as they do that, and as the wealth transfer happens from the boomers to that millennial generation, I expect that we will be ideally positioned to be their go to service for financial information. So that’s sort of how I see that progressing in terms of the demographics. Does that cover your question, Alex?

Q: Yeah, I think so. Maybe just any more specific data you can give in terms of cost to acquire paid subscriber between cohort and – yeah, are there any major differences?

Mark Arnold - Chief Executive Officer, Beacon Street Group

Dale, do you want to expand on how we manage customer acquisition costs?

Dale Lynch - Chief Financial Officer, Beacon Street Group

Yeah. We don’t break it down in that level of granularity. But we don’t see substantial differences between in terms of conversion rates in tact a little bit, but not a substantial variation between the 12 different operating brands that we have. And we don’t really parse it by the level of granularity like the millennials that 4.7% of our customers. We don’t look at it that way, we see a pretty consistent level of performance conversions, margins, cost, CPAs across everything across the entire business. And that’s a key reason why we don’t really have any segments and segment reporting, because it really is kind of a macro top-down look at the business right now makes a heck of a lot of sense, because there is a lot of consistency across it.

Now, going forward as millennials do age into having enough investable assets, and that probably is once you get above that $150,000, $200,000 in investable assets, then we may start to see some differences. We don’t know yet. I mean, we do know that they’re highly – much more highly likely to want to be self-directed than the baby boomer set, just the baby boomer set has so much money, and that’s why they’ve continued to be our core customer base. But that’s something we’ll watch going forward, the extent that we do see different conversion rates and things like that, we will absolutely look to model it that way. And we might start to share with investors and analysts at that point, but right now wouldn’t be helpful to you.

Q: Okay, great. A couple of other topics, one quickly a financial one, can you just flush out the tax rate 5% to 6% effective, why and how sustainable that is over the next few years?

Dale Lynch - Chief Financial Officer, Beacon Street Group

Yeah, so keep in mind that we’re only selling about 20% of the shares to the public for formative deal with all the assumptions that Mark Gerhard laid out, or I did – I forget who did. So – and the rest of it being held by – is fully partnership. Okay. So the public entity will be, the amount owned by public stockholders will be the amount that it gets taxed to the C-corporation. Okay. So it just takes simple math. If you take the statutory rate of 21% plus a proxy for states, call it, 5%, you to get 26%, multiply that by 20%, which is the amount that will be owned by the public taxed as a C-corp. That’s how you get to that sort of 5.5% – 5% to 6% effective tax rate range.

Q: All right. Makes sense. And then just lastly, and then I may have hopped back in the queue, but on M&A any more detail you can give in terms of the appetite you’re seeing maybe the pipeline, as it may have even progressed since you became a little bit more in the public eye. And what areas you’re most interested in on the M&A side? And any other financial metrics you would – you can provide as we should evaluate or how you evaluate M&A going forward?

Mark Arnold - Chief Executive Officer, Beacon Street Group

Yeah. So Alex, happy to – you’ve touched on one of the reasons why we wanted to be publicly traded. As you see, we have what we think is a fantastic business that generates some very attractive financial returns. But we have anecdotally been involved in M&A processes in the past where we turned in LOIs, and literally didn’t get a call back, because we’ve been largely under the radar company for quite some time. Of course, by being publicly traded, we expect that to change.

And to your point, even since our announcement a little more than a month ago, we have had a number of inbound inquiries that we had not – the volume of which we have not experienced before. So, one of our drivers for being publicly traded is to increase our M&A pipeline more than it already was. Now, that’s not to say that if it was bare covered before we announced. We’ve always had a fairly active M&A pipeline, as you hopefully saw on the slide that I described earlier, it’s just increased since we announced, and that’s great, that is part of the reason why we wanted to do this. And that’s part of the things we were hoping to see and that has improved.

And in terms of the current activity, I don’t want to speak on any specifics. But what I would say is that what we’ve seen in terms of inbound inquiries, and what is currently in our pipeline does fit within the 2 general categories that I described, which were again, either find an editorial group or person that we think will fit well within our ecosystem, and plug them in and try to generate either a business or a product or both, by plugging them into our infrastructure, or alternatively, looking for businesses that are more mature, have bigger subscriber bases, but just aren’t operating as efficiently as ours does.

And so I would say that the inquiries we’ve gotten fit pretty squarely into both of those categories and we’re going to be actively pursuing them as soon as we can get past our closing, and we have a little more bandwidth to pursue.

Q: All right. Very good.

Mark Arnold - Chief Executive Officer, Beacon Street Group

Sorry. One more component to your question, which was – can you give us a little more detail on the financial metrics we look for. I can appreciate why you would ask, hopefully, you can appreciate why I wouldn’t want to disclose all the details of that. But what I would say is, we generally in both of those circumstances where we find editorial content that we want to add to our platform, our outlay of cash to get those folks is fairly low. So that becomes an extremely attractive future ROI for us, as we pursue those growth activities.

And as far as M&A goes, we’ve got a range. Each situation is different depending on the financial performance of the business and the scale of it. As businesses look more efficient, and the scale is higher. Of course, we will consider a higher multiples and paying more for those businesses, but we’ve got a variety of those opportunities in front of us and we’re going to evaluate them in due course.

Q: Excellent. Thank you. I’ll hop back in the queue.

Mark Arnold - Chief Executive Officer, Beacon Street Group

Great.

Operator

Thank you. And the next question is coming from Devin Ryan. Devin, your line is live. Please announce your affiliation and pose your question.

Q: Great. Devin Ryan, JMP Securities. First of all, thanks everyone for the presentation and congratulations on the success you’ve already had. I guess, maybe as a follow-up and thinking about the product evolution from here and maybe digging in a little bit on demographics as well. So Gen X, Gen Z that have $5,000 accounts, firms like Robinhood, aren’t going to be kind of the compelling demographic today. But as I think about kind of the evolution of your business and especially as you leverage, I think the Terminal, which seems really interesting and I want to touch on a bit more, the opportunity to potentially connect in with the brokerage accounts of those types of customers could be pretty substantial.

So I’m kind of curious how you guys are thinking about kind of that demographic over time and then potentially having a low-cost option for them. But as you evolve the Terminal opportunity there may be more to do with these customers, where under the current model, it’s not as productive, but it could be as your business model evolves.

Mark Arnold - Chief Executive Officer, Beacon Street Group

Yeah, I appreciate that, Devin. Thanks for your comment. We’re very proud of what we built, but we’re much more excited about where we have to go from here. As to your question, yeah, I mean, we see a tremendous opportunity to benefit from the new trading platforms that you see such as Robinhood, which are doing a fantastic job of attracting younger – demographics in the investment space. And we think that’s great. We think that sets up beautifully for what we do. We’re not – we’re not custodians and we’re not a trading platform as I’m sure you recognize. What we do is provide solutions to, I think what the problems are for all self-directed investors, which are, it’s one thing to be able to trade and I think the online brokerages have done a fantastic job of making that essentially friction free, but for taxes.

But what we think we do particularly well is provide all of the answers to the questions that arise after you get over the friction that comes with trading, which is what should I buy? How much should I put into it? And so we’re trying to – our desired subscription term is forever, we want lifetime subscribers. We’re interested in long-term relationships.

And because we’re interested in that, we’re not trying to drive activity into one ticker or another on any given day, that’s not really in our interest. What we’re trying to do is help teach people how to invest for a lifetime. And we do that by providing them compelling content, great research with securities that we have analyzed and would recommend as potential investments for them, of course, they maintain the control to make those decisions.

But then we couple those recommendations with all the tools and software and importantly, education that you need around it. So we’re talking about concepts like risk mitigation, asset allocation, the importance of diversification, we talked to our readers how you should not put all or too many of your assets into any one particular recommendation for – for risking the downside if that investment goes bad.

And so we’re interested in much more holistic relationship at the reader. So as much as I love what some of the platforms are doing to drive younger demographics into that activity, I worry that they – that group doesn’t have the solutions at their fingertips. And I think we are a superior solution for them – group of solutions for them, because we allow them to cover any price point, as I mentioned, we’ve got free content, which we think is educational, unique, insightful and in some cases it’s actionable and then we move to a very accessible price point in that – in our initial subscription terms at $50 to $100 per year. And in each of those products we’re giving anywhere from one to three actionable recommendations per month, we think that’s incredible value for the customers.

So even if younger demographics are price sensitive or maybe they don’t have as much to invest in their portfolios as some of the baby boomers do, we think that’s an incredible value add and putting the customer value first prospect for that group.

And then you touched on the terminal, and you’re right, I think that in our eyes and it seems like yours too, the terminal could be a fantastic platform for providing an end-to-end solution for self-directed investors of any age and experience. I mean what we’re trying to do there is provide educational content, free content, lower price content as well as our higher price content.

So whether you’re an inexperienced investor, and don’t know the difference between a stock and a bond, but are wanting to learn or if you’re a sophisticated trader, and you employ hedging techniques and trade options and – or maybe you’re more or less seeking and trading in trading more often or maybe trading in risky securities, we’ve got solutions for – for all of you inside of that platform. So we’re very helpful, but it’s early days, we just launched that product and we’ve got a lot of work to do to develop it.

Q: Okay, terrific. Yeah. Looking forward to that. Maybe I’ll just ask one follow-up here. I’m sure we’ll get these questions from investors. So you know clearly, we’ve been in a very strong market backdrop, market is, you know, at highs. And so you know the correlation between your people’s willingness to spend and pay for research in an upward trending market versus, you know, a downward trending market. Do you guys have data around that, and I would probably argue that people are going to need the researching for in a volatile market or in a – in a downward trending market. But I’m curious kind of what the – what the data shows in terms of you know your past experience there? Because I’m sure people will be curious just with how strong the market backdrop has been?

Mark Arnold - Chief Executive Officer, Beacon Street Group

Yeah, it’s a great question and it’s one that we – we feel fairly often that and so here’s what I would say about it. A couple of things. First, you know, we are not a startup, we’ve been in business for over 20 years. And as we’ve said, I think or touched on at least once.

Our business has grown and been profitable on a cash basis through the entirety of that 20 years. We’re very proud of that. And so you can – you can see where I’m going to go next, of course, over that 20-year period, there have been a number of fairly significant drawdowns in the stock market, including the ‘07, ‘08, ‘09 period as well as the dot-com bubble bursting. And we’ve grown and been profitable throughout that entire period.

That would also apply to last year, during the COVID drawback that you saw in the market. And so as operators, we don’t mind on market term, because primarily for two reasons, and you touched on one of them, investors when they get comfortable in their relationship with whatever relationship they have in managing their money, whether it’s an outsourced broker or maybe they’re just in passive funds or what have you, when the market is going up consistently and to the right like it has been primarily for almost a decade or more now, that leads to a bit of complacency potentially in – in how you’re managing your money.

So when market – markets get turbulent or volatile, you’re absolutely right. Sometimes what happens is, investors feel comfortable with where they’re at. But then in a turbulent market period, they realize, man, maybe this person wasn’t paying as much attention to my particular account as they told me they were at least I thought they were. And so we like and look forward to those turbulent times, because that’s when our content and our editors tend to shine. And so we don’t fear that at all. And with our track record of 20 years of growth and profitability, that’s not something we’re afraid of.

I would also say that our subscribers, the relationship we’re after with our subscribers is a long-term relationship. And so we reveal our personalities and our – our personal proclivities in our content. And by doing that, we develop a relationship as a trusted financial information source with the readers. And that happens as our editors write to their readers daily, and then monthly and in the paid products.

And so investors in our view, need actionable advice and recommendations and research in both bear and bull markets. And by developing a long-term relationship with the readers. We recognize and welcome both types of market environments. So that would be how I would answer your question. I mean, we’ve – we’ve got a long history of this, we’ve seen lots of market pullbacks. And when they happen, we, of course, pivot in our – in our products and as a business to move with the markets to help our readers.

Dale Lynch - Chief Financial Officer, Beacon Street Group

Yeah, I mean, just like to add to that point, once I get – I’d emphasize, Devin is that, when – when those points of volatility do occur, and – and if they last a little bit of period time, more than 30 days or 60 days, what you’ll see is, we do shift our focus a bit away from frontend acquisitions and more toward conversions of existing customers, because existing customers really need help. And it’s a lower cost way to drive revenue without spending you know, the [CAC] [ph] to acquire new customers.

So ironically, you’ll see generally you’ll see – you saw margin expansion of – in ‘08, ‘09. That was pretty material. And because of some of that product shift, but to Mark’s point, we have grown, you know, each and pretty much each and every year we grew throughout the financial crisis in ‘08, ‘09 and in 2010 if you look at the month-to-month progression through COVID, you know, we were already on a trend to accelerate well in advance of that, but, you know, throughout COVID, the trend like growth and revenues, you know, continued. So there wasn’t any disruption there.

I think the bigger concern you’re trying to get at is, what is the bad scenario for us in the market? I think that’s the question you may be trying to ask. And I think it’s, I don’t think it’s volatility, I think it is and we haven’t seen this in the 20 years that we’ve been in business. But I think it would be more along the lines of if something were to happen that would cause investors to leave the market in large numbers and not come back. So you know, people lose faith in the market in the equity markets or in investing, and they just don’t come back. That’s sort of stuck in the mud scenario, I would argue is probably, that would be more troublesome. Now, we haven’t seen it in 20 years. But that would be what I personally would be more concerned about other than, you know, not so much volatility up or down.

Q: Right, exactly. No, that’s – that’s very helpful. And then I guess just the last part that you guys touched on it in the presentation is like the expense flex. So if you hypothetically wherever in that scenario, there’s pretty strong and quick ability to redirect expenses and where you lean in or lean out so that you know that the business model remains kind of right size, which clearly you guys have been able to through your long history. So just you know I’m assuming a bright catching that, right. But if there’s anything in there you’d add –

Dale Lynch - Chief Financial Officer, Beacon Street Group

Yeah, no that – that’s exactly right. You know, our direct marketing spend was $170 million last year, rough numbers. You know, we can flex that $10 million or $20 million easily in a quarter. And that will drive a 500 basis point change in margins. So but we’ve been very good at acquiring new subs for over two years now. It really has accelerated since the middle of ‘19. And so we’ve kept our foot on that gas pedal. And that’s part of the reason margins have stayed a little bit lower than historical averages. We think we’ll start to see those come back up here shortly in 2021-2022. But yeah, we have a lot of flex on that. You got that exactly, right.

Q: Yeah. Okay, great. I will leave it there. But thanks for taking the questions.

Operator

Thank you. And the next question is coming from Alex Arnold. Alex, your line is live. Please announce your affiliation and pose your question.

Q: Hi, gentleman. Alex Arnold, Odeon Capital. Thanks for hosting this thing. It’s great. So two modeling questions and one strategic question. The modeling would be, I think it’s Pages or Slides 30 to 31, where you – where you raise growth estimates. It shifts from prior decks to the current one from EBITDA to free cash flow. And I know it’s a capital-light model. I’m just trying to get an apples-to-apples comparison, if you can.

Dale Lynch - Chief Financial Officer, Beacon Street Group

Yeah, so you’ve I mean, here’s the headline is, first of all, we made that shift, because you know a number of public companies tried to go out there with an adjusted EBITDA concept where they would adjust for deferred revenues, but that they fought and lost that battle with the SEC. So it doesn’t really matter to us.

If you think about – you can think about our earnings, our cash earnings across various verticals, you can look at our internal cash books, which we obviously don’t disclose, but our cash-based net income, you can look at that concept of adjusted cash EBITDA which we did earlier, right. And you can also think about what I just mentioned sort of adjusted cash flow from ops, right. All three of those metrics are going to be incredibly similar, plus or minus a couple of million dollars between all three of those. So it doesn’t really matter which one we use, we try to use the one that we would get the less – least objection from regarding from the SEC, right, because the cash flow from ops is not – it’s not calling itself earnings, right. Okay and – and because we have such low CapEx, we just take the cash flow from ops minus CapEx and then then off you go and that’s a good metric. So that’s – that’s why the change. But and your point about trying to triangulate on what the differences are, the differences are immaterial.

Q: So they’re effectively apples-to-apples. I got you.

Dale Lynch - Chief Financial Officer, Beacon Street Group

Yeah, I mean exactly right. Yep.

Q: The other modeling question is, if I – if I think about a customer going through or subscribe or going through sort of this value funnel where they’re growing in value over time.

Dale Lynch - Chief Financial Officer, Beacon Street Group

Alex, I just want to make one point, I’m sorry to interrupt you, but it’s - I just want to close the loop on that. So we did raise our forecast, you’re right. And you took up I think we took it up $11 million or something in terms of the – the just the free cash flow metric for 2021 versus what had been for adjusted EBITDA. So to your point, yes. Had we stuck with that adjusted EBITDA concept, that $11 million increase would have been the same.

Q: Got you.

Dale Lynch - Chief Financial Officer, Beacon Street Group

Complete that thoughts around so.

Q: Yeah, that’s great. On the – that if I think about a customer going through this sort of value funnel and growing over time as you cross sell and upsell them, how does churn change through that journey?

Dale Lynch - Chief Financial Officer, Beacon Street Group

Yeah, and that’s great question. So, I think in the back of the deck, we give you an average and then give you a point for our forecast as well as income for looking, we’re assuming a blended churn of around 1.7%, I believe it was correctly and historically is about 1.8%. So it’s pretty stable number. But you’re right, you’re getting at an important concept, if you think back to that slide that Mark walked you on that journey from left to right. If you’re on that right side, you know, you’ve spent $5,000 or more with us cumulatively through life, your lifetime with us I should say, your churn is probably 40 to 50 basis points, it’s in that range, okay.

The blend insurance about a 0.7. So that means the guy is on the lower end of that chain, are probably turning a little bit higher, in and around 2%, I would guess maybe 2.25%. So when you blend it, you get out to that, that 1.7%, blended churn. But the key concept is those – those guys that do churn, their ARPU is when they churn are between $50 and $70. So they’re very lowly, I mean, their ARPUs are less than 10% of what our actual – our average ARPU is. So they’re – they’re lowly engaged customers. So it’s not an impactful thing from a revenue perspective to us. That seemed to lose the customer, because we spent the money to acquire them. But from a forward-looking differential impact on our revenue, it’s not – it’s not material.

Q: Got you, okay. And then my last thing is, I think about what when with the terminal, I know that really, we don’t know what that could be eventually and you guys are sort of early in an R&D and innovation cycle. But when I think about Bloomberg, one of the stickiest reasons that it’s on the Street’s desks is because of the messaging function, because everyone’s tied to one another. So I’m wondering if you first see the terminal evolving into something that has sort of a community or social networking or messaging element to it.

Mark Arnold - Chief Executive Officer, Beacon Street Group

Yeah, Alex, thanks for the question. Yes, among other things that we’re working on developing there is that, because well, one, because it’s been so powerful for the Bloomberg Terminal itself. Now, that – that said, we’re not trying to – just to be clear, we’re not trying to copy the Bloomberg Terminal. That is a - that’s a product that’s very mature and what we’re trying to do is make something much more streamlined for the self-directed investing community and something that’s much more approachable from a cost standpoint.

So we’re tailoring our features towards that target demographic. But – but among the other things that we’re developing is, we would like to add that type of functionality to it, because – because we’re trying to also strengthen the community nature of our – of our 10 million plus free plus play community of subscribers. And so yes, that’s something we want to add.

Of course, that’s just one aspect. There are all kinds of things in that platform that we have to test and experiment with. And I would also add, we have – we have to do it in a way that keeps us out of any regulatory trouble or doesn’t comply with the SEC rules around all that which we what was obviously designed for. But that is something we’re trying to add, yes.

Q: Sure. Okay, great. Thanks, guys.

Operator

Thank you. And the next question is coming from a Jeff Meuler. Jeff, your line is live. Please announce your affiliation and pose your question.

Q: Yeah, thank you. It’s Jeff Meuler from Baird. So I understand the – the message that you had a lot of initiatives that helped drive the business, and it was accelerating, pre-COVID but paid subs did decline in 2019 year-over-year. So I guess, can you just address what drove that? And maybe how anomalous it is in your history? And related to that, just to confirm, was revenue up year-over-year all 20 years of the company history? And if so, normally, when a company has that good of long-term track record, they give us the long-term chart to go along with that in the slide deck. And you chose not to do so just is there some reason you can’t give us longer-term trend data? Thanks.

Dale Lynch - Chief Financial Officer, Beacon Street Group

Well, we’re sticking with what’s in our as for which is three years of history, which we thought was pretty good. We have 2018, 2019 and 2020. And we gave you quarterly data in the back of the deck in terms of some of the, you know, the key financial metrics and KPIs for the past two years. So we thought the last two years by quarter and then last three years biannual is pretty standard for what companies would disclose, we’re not really prepared to go beyond – we’re not going to be putting you know years 2017, ‘16, ‘15 into [indiscernible] so – so the answer to that is no, we’re going to stick with our disclosure with the SEC.

But to talk anecdotally about the history, we’ve been around – 17 years prior to the significant investment initiative back in ‘17. And our CAGR over that time was in the mid 20s. Did we increase revenues every single year, I’m looking at this over the past 17 years, that were two years where we actually had modest revenue declines.

One was a period of time when we changed CEOs. And the other period, we had a modest revenue decline in – in 2009, in the midst of the financial crisis, for revenues in ‘08 through them and 2010, very modest decline in 2009 and then modest decline in a separate year when we were changing CEOs. So far in those two years, yes, their revenue was up every year for 17 years. The CAGR was in the mid – it was in the – it was in the mid 20s, if that helps.

Q: It does. And just on 2019, anything specific on the paid subs decline in that year?

Dale Lynch - Chief Financial Officer, Beacon Street Group

Yeah, yeah sorry. Yeah, so keep in mind, you know, again, this was the change that we affected that under Mark’s, you know, leadership from ‘17 to ‘19. I can’t overstate what it was. We went from 200 and some employees to 650 employees, you know, two to three companies to 12 companies, you know, 40 products to 160 products.

So it was a massive scaling of the business, this took money, it took time, it took management attention, right. And so really ‘18 and ‘19 was a bit – I don’t want to say inwardly looking kind of period of time for us, it was an investment period of time. And frankly, it did take a lot of management’s pension, time and focus and attention and money to deploy all the things I just mentioned, you know, it’s hard to do all that at the same time, you’re – you’re driving the business exactly as you’d have been historically.

So it was getting those tools in place, right and then deploying them, and then watching the business start to harvest the early returns on those investments, right, you saw that accelerate in mid-2019, but that graph is a little misleading. And I tried to highlight it in my earlier comments, which is, that pace of growth you see in ‘20, about 100,000 of those are really more attributable to 2019. It was a 30-day time lag in conversion on some of those free to paid conversions that were brought on board in November and December of 2019, that converted in January of ‘20, that are probably more readily attributable to ‘19 and ‘20.

So if I’m going to parse the performance, I would take about 95 to 100,000 of those subs out of ‘20 and drop them in the ‘19. Because that’s where my mind they’re more properly belong. If you do that, what you’ll get is a chart that looks, you know, in – in line with the historical trends around sub growth, it really is that 2019 period that is sort of look – looks optically weird.

Q: Okay. And then your gross – your gross margins are good. They obviously enable a really good unit economic model with your CAC and retention and capital efficiency. But it sounds like you’re expecting them to remain flat. And I would expect leverage in a content business like this. So where is the investment or the planned investment going to offset that? Are there obvious content areas that you’re looking to expand into? Is it more investment in software like products or user interfaces like the terminal, just trying to understand why there’s not gross margin leverage from an already good level?

Dale Lynch - Chief Financial Officer, Beacon Street Group

Yeah. Keep in mind for – yeah, for us, our gross margins are highly, by definition, I think, rightly, a highly variable, right. There’s a significant portion of those – of those costs in those costs of sales that are based on percent of revenue.

So there really isn’t a lot of operating leverage in that. That’s why you see our gross margins are very, very stable through time, even when we’re adding new editorial content. And we did, we’ve added a ton of editors in content as we talked about. But because those costs are driven as largely as percent of revenue, in many cases, the marketing stayed very stable, you’re hiring new editor, he’s producing new revenue, he’s getting a portion of his content and percent of the revenue and so forth.

So – so those – those margins are very stable, right. So there’s not a lot of operating leverage in our model at the gross margin level. The margins are high and they’re very reliable and they’re very stable in the mid-to-high 80s. So that’s great.

Our marketing spend in sales and marketing is huge, right. We’ve driven massive sub growth in two-plus years with our marketing spend. But there probably is some operating leverage in that from the standpoint that we’ve been experimenting with some new – techniques in the last 18 to 24 months around lead generation, building a free list and converting those free to paid as anytime you’re doing something new, we’re only you know 24 months into this in scale.

You’re probably going to get more efficient with it 3 times. So we would expect and we are modeling some efficiencies with our direct marketing spend as well. So you’ll see some market – some operating leverage inherent in that – in that direct marketing spend. And that’s in our forecasts that you see in that bottom left corner of that page.

And then lastly, about a third of our cost base is more fixed now. In 2021, it’s not going to be fixed, we are scaling our G&A spend, you know, relatively materially as we get ready to be a public company. And so it’s going up pretty materially in 2021, as we indicated, but as you go forward, that portion of which is about a third of our costs, that portion of our cost base is going to be much, much more fixed, right.

So – so you really get operating leverage on that. So if you’re growing your revenues, you know, pick a number 45%. And your more fixed costs are growing at 5%. And those fixed costs are a third of your cost base, that you’ve got real operating leverage there. So that’s how you – that’s how you should think about our model in terms of where the operating leverage lies in the model.

Q: Okay, thank you. And then last one for me. The billing pie chart you gave us was 2018 to 2020. Was there any standouts in 2020? And I guess what I’m particularly worried about is like crypto and how much of the growth in 2020 came from crypto and in the past when the price of Bitcoin declined materially, just how sensitive was your crypto related revenue or billings to that? Thank you.

Dale Lynch - Chief Financial Officer, Beacon Street Group

You’re talking about Slide 17?

Q: I think so. You gave us the billings’ pie chart. And it was titled 2018 to 2020. So I was just trying to parse out the 2020 more specifically.

Dale Lynch - Chief Financial Officer, Beacon Street Group

So you – you’re so funny. So this is a question I asked myself a couple weeks ago. If you looked at cryptos in 2018, it would have been 11%.

Q: And it’s similar in 2020? I mean, within a couple of percent?

Dale Lynch - Chief Financial Officer, Beacon Street Group

Correct. Now this - Well, this pie chart is a blend between ‘18 and ‘20. But it’s also 11%. I looked at a point in time back to see how much it had grown. Yeah, which had grown since the point in time of going back to ‘18 and then ‘18 cryptos are about 11% as well.

Q: That’s helpful.

Dale Lynch - Chief Financial Officer, Beacon Street Group

I mean, we think that revenues, you know, we grew revenues 80%, you know, last year.

Q: Right, right. Okay, thank you.

Operator

Thank you. The next question is coming from Ygal Arounian. Ygal, your line is live. Please announce your affiliation and pose your question.

Q: Thanks, guys. Ygal Arounian from Wedbush. Appreciate you taking the questions during this event, it’s been very, very helpful. I want to maybe just start on the average subscriptions on products per – per subscriber how that’s trended? Are your products all additive across the board? Or are they cannibalistic to a certain extent? And then on – on the subscription products? Is there any thoughts to syndication across you know platforms like Fidelity or Robinhood for example? How do you think about that?

Mark Arnold - Chief Executive Officer, Beacon Street Group

Dale, I’ll take the latter two. But you want to talk about products for sub first? Dale? Do we lose him?

Dale Lynch - Chief Financial Officer, Beacon Street Group

Sorry. Yeah, if you define subscriptions per subscriber at the most basic level, it’s hovered around two, three time and it’s relatively stable, but that’s misleading. Our bundles are – in that definition, our bundles count as one subscription. Okay, if you actually unbundle the bundles, our subscriptions per subscriber are somewhere between 3.5 to 4. We – and that – and that has been increasing gradually through time as we get more and more subscribers to convert to bundles and lifetime bundles, lifetime bundles of subscription.

So, you know as the performance is picked up in the last couple of years, two years plus and our conversion rates to these – to these richer content has occurred part of that is – is conversions to bundles. And so with that is going to be naturally an expansion of that broader definition of subscriptions per subscriber expanding. So we are seeing – seeing that as – as the short answer.

And then just one thing I’ve touched on before Mark takes up where the more strategic question is, you touched on – is there any cannibalism or – or so between products and we have 12 brands 160 products and are there overlapping products in similar types? Do we have cryptos covered between one affiliate and another? Yes. But as Mark touched on earlier, Keys for us are these editors and their ability to make connections with their customers, personal connections, right. So even though one editor may cover in the exact same sector of the market as another analyst and another affiliate, what’s different is, each of those editors writes in a different style. Some are more cerebral, some are more direct and engaging. And so as every human being has different DNA, you know, certain editors just resonate better with certain customers. And so what you find is a natural organic, you know, attraction to the editor that you would find naturally more appealing. So it’s not as straightforward as clinical as when you kind of think about Wall Street Research. You’ve got its analyst – analysts are covering the same sector. So it’s not really cannibalistic. But I will say, and this I’ll – I’ll shut up here on the mark, there is a tremendous opportunity for cross polymerization. You call it syndication, but I’ll let Mark expand on that.

Mark Arnold - Chief Executive Officer, Beacon Street Group

Yeah, Ygal thanks for the question. What I would say is, yes, that has occurred, of course, as well. And we do see a significant opportunity there. It’s not one we’ve pursued historically. But that doesn’t mean we don’t see the opportunity there clearly.

As I think you understand, we’re not custodians of assets and we’re not asset managers. But I can easily see partnerships with brokerages, online brokerages where I see the opportunity being like this, they have large amounts of customers, but I think we do a better job of providing content with our 20-year history of creating that content and learning how to sell that to the – the self-directed investing community. And you couple that with 20 years of experience in marketing those products to that customer group. And so I think that’s in short, what we bring to the table, we have a content revenue stream that those platforms may find very attractive. And they certainly have customers that we would want to acquire over time. So I can see that being very beneficial to both sides.

Q: Great, thanks. And I have a couple more – couple more follow-ups. Hopefully one that’s pretty quick. And then another just on the paid subs in 2021 year, you’re at $1 million as of the end of March, it feels like the guidance for the rest of the year, just feels a little conservative. So can you talk about why we’re just – we’re going from – from 1 to less than 1.1 over the course of the rest of the year? And then back to Slide 17. I think one of the most interesting parts of the presentation to me is on the high value and the ultrahigh value, but especially on the ultrahigh value, it seems like you’re talking about here with Alliance of $31,000 plus $500 annually? I’m understanding that as the customers paying $31,000 upfront and then $500 a year. Can you talk about that – those products in particular that Empire and how you know you’re getting customers to think about putting up that much – that much cash upfront? Thanks.

Mark Arnold - Chief Executive Officer, Beacon Street Group

Yeah. Dale, do you want to take the first? I’ll take the second?

Dale Lynch - Chief Financial Officer, Beacon Street Group

Sure. So look the short answer and we tried to say this in our script is that, we – we have put our forecasts that we acknowledge are conservative, they have recently increased them. As we recently increased and we got through the month of March and around the March was another strong month for subscriber growth, you know, beyond what our model is projecting. So almost instantly our increased projection still looks pretty conservative relative to the – to our actual performance. You know, we did that prior to us knowing what March numbers were. So short answer is, it is conservative.

We’re not going to change our numbers here again, right now in the middle of this process, and we just raised them a week ago. So I think the reality is, you guys can look at these trend lines and sort of project yourself and sort of think it if we’re – if you think we’re going to beat these numbers, you know, so be it, we – you can kind of take the raw materials in terms of these numbers here and the assumptions we gave you on another slide further on the deck. And – and you can kind of put your own thought architecture, you know, together. We, you know, we have put up in terms of the end financial results that you see on the following Page, you know Page 31, whether paid subs are 1,000,001 or 1,000,002 of the financial results are exceptional, right. If you’re looking at GAAP revenue growth that’s over 50%.

So I guess at some level, you say, why do you need to just keep raising forecasts when the end results are. You know your rule of 50 is already at 82, right. So anyways, there is a – there is a conservatism to them. We’ve just recently raised and I will say this is a helpful data point for all you guys.

When we raised our forecast, all we did was really raise our subs, okay. We took the paid subs the original forecast was 9.57. We took it from 9.57 to the 1.084 that you see. And that was the only variable we change. So everything that you – everything else that you see is changing on Page 20 – 31. The impact on GAAP revenues, the impact on billings, and the impact on adjusted free cash flow. All of those things happen by the simple change of us adding paid subs from 957 to 1084. That’s all we change. So it was a pretty conservative change there. We didn’t assume increased conversion rates or any other factor was only increasing ourselves.

Mark Gerhard - Chief Executive Officer, Ascendant Digital Acquisition Corp.

Dale, do you mind if I also just weigh in on that for additional color to reinforce that point. You know, when we met the Beacon Street team back in October, they had given us forecast till the end of the year. And the bank has also a good evaluation based on its forecasts, and then the EBITDA’s forecasts.

And obviously, you know, we didn’t revise the valuation. But yeah, I think this – the way we see at this team has a pretty good track record of beating their – their expectations or rather under promising and over delivering.

Q: So Mark, are your [technical difficulty] billings to raise your price?

Dale Lynch - Chief Financial Officer, Beacon Street Group

I’ll take the second part of that question. You touched on their ultrahigh value customers. I touched on this before and – and just I’ll put a point on it. What we’re trying to do is develop relationships with our subscribers for the long-term. I touched on that earlier. And why is that? Well, in our eyes, investing is a lifelong pursuit, right. The markets are always changing, your goals may be changing. There’s all kinds of asset classes that ebb and flow over time. And so you constantly have to be vigilant about watching your money and thinking about risk in the markets and what’s going to happen next, is very dynamic that way, I don’t have to tell you all that.

And so because of all of that, we don’t think that it makes sense to evaluate our products on a week or a single issue in a month. Instead, we think you should evaluate us over time, because – because the markets and investing is a lifelong pursuit. So we just matched some of our subscription terms to that concept. And so for readers who have subscribed to a certain product, or group of products produced by one or more editors consistently for several years, we put an offer in front of them that it makes sense for both of us.

Meaning, we will rather than continue paying the annual subscription over and over and over into eternity. While that may – while that may result in a drop in revenue for us. For us, it’s a vote of confidence if someone’s willing to pay the lifetime subscription price for one or more products, because it means that they’ll be with us for a longer period of time. And so that’s a commitment by the reader to us. And we like to honor that commitment by taking those revenues, investing back into our editorial, infrastructure and platform, hiring more and better editors coming out with more products, developing more software.

So in the same way that the reader invests in us, we invest back into that customer relationship. And that’s the type of relationship we want most with our readers. And so, at that level, that’s what we’re doing there. And so it just makes economic sense for them because they can lower their total research costs over time for the reader. And for us, we then view it as a commitment to us for a longer period of time. So it works in both of our directions.

Q: Okay. So in that Alliance product, that’s an actual cash outlay of $30,000 in one-time is that how that works?

Dale Lynch - Chief Financial Officer, Beacon Street Group

Yes, if someone comes in and has not subscribed the products prior to them, that – that is the cash outlay. Now one other thing we do is, we will offer credit for folks who have subscribed and paid us for products leading up to that purchase. And so we will honor that and essentially give them credit towards that purchased price.

Q: Got it. Helpful, thank you.

Operator

Thank you. And next question is coming from Patrick O’Shaughnessy. Patrick, your line is live. Please announce your affiliation and pose your question.

Q: Hey, good morning. Patrick O’Shaughnessy from Raymond James. So, kind of curious to dig into that 30% to 40% long-term revenue growth objective that you guys talked about on Slide 32. And then, you know, kind of compare that to what you mentioned was the historical revenue CAGR was kind of in the mid 20s. So what do you guys see is kind of having structurally improved such that you can do better than what was already a pretty robust historical revenue growth rate?

Dale Lynch - Chief Financial Officer, Beacon Street Group

Yeah, so great question, Patrick. And we tried to, we’re trying to highlight that on in March section. You’re comparing, if you look at that CAGR, I referred to historically, think about what that would represent it. That was essentially from a startup period through you know 2017. It was essentially a partnership, essentially, a single entity partnership. You know, we had something in the order of probably seven to 10 top editors or gurus as we call them, we had three in the order, you know, over that period of time, they’ll be 20 to 40 products.

And over that period of time, you probably average, I don’t know, 75 people under 100, for sure over that period of time. We had no free to paid channel or use of technology was in learning mode. So where we sit today is just contrast that. We have 160 products, not 20 to 40, means 650 employees, not 75, we’ve got a product that covers everything from cryptocurrencies to high yield bonds.

So we have the ability to talk to investors across pretty much investing, every investing thing you can imagine, right. Different portions of the market at different points in time are going to resonate with investors based on investment cycles, we didn’t necessarily have to have a full complement that can talk to gold and high yield stocks, international stocks, you know, biotech, cryptos, you know, 10 years ago that we do now.

So what we have created is a full spectrum of content that can talk to investors in pretty much any investing markets, across a dozen different companies in each of these different companies are pretty autonomously run, they have their own DNA, they have their own appeal to customers, they can attract different personalities, will the full set of products that employ and we’ve got a massive new distribution channel that we are only beginning to harvest.

We have 10 million people in this community and we should be able to convert a lot more than 200,000 of those a year to pay. Our early returns are $200,000 a year coming from that channel. So we’re kind of getting from the standpoint that we started to harvest these returns, it is a dramatically different company today than it was even 24 to 36 months ago.

When we look forward, I mean, these inputs, you can see people are kind of, you know, harping on, and you guys are kind of conservative, yes, we are. But we’re conservative and it still spits out this revenue growth that’s incredible. Why? Because we have that sticky relationship, when we get customer in the door, they’re going to convert and they’re going to buy more things through time. And we’re very, very good at that. So it does generate very good return.

So it’s a combination of all those things, it is the confluence of a platform being entirely different, having a 10 million person community. And our ability to convert that and we haven’t even gotten to the point of we can get way better at AI and machine learning. We really haven’t used any of that to drive new pay subs yet, we have to figure out how to do that. Part of that will be through SEO, which we’ve done almost no – none of so far.

We are going to pursue SEO, we’re going to have a central blended – branded platform, and we’re going to run SEO from that we’re going to hire new folks and lean on market, Gary Hart and his team to help us with that. So there were a ton of organic opportunities for us that were in the earliest innings of seeing the results from. And then we have the inorganic that Mark referenced, you know we do two to three deals a year, our ability to do that and do larger deals will be greater once we’re a public company.

So it’s a combination of organic and inorganic growth. The forecasts are all just organic, to be clear, but the upside for us is pretty material. So yes, we think we’re, I would, on one hand, we’re getting criticized for being too conservative. And then on the other hand, is the kind of the theme is well, how can you drive this higher growth? Keep in mind that we are trying to be conservative [technical difficulty]. We’re coming out with those numbers, that’s sort of a signal by you to that we believe those are achievable.

Q: Got it, appreciate that. And then as you think about your – your growth, do you think about in terms of market share gains or maybe your winning spend that used to be with an entity like a Barron’s or Seeking Alpha? Or is this kind of incremental wallet from your clients where maybe they just historically weren’t spending anything on this content and – and they’re kind of new to, you know, to spending for this sort of research.

Mark Gerhard - Chief Executive Officer, Ascendant Digital Acquisition Corp.

Mark, you or me? You want to go?

Mark Arnold - Chief Executive Officer, Beacon Street Group

Yes. For me it’s both. I do think that as we expand our brands and – and expand our platform, my guess is that, we’ve taken market share from some of our competition that maybe haven’t adapted as well or as significantly as we have. And I also think we’re putting the right type of content in front of subscribers who are very engaged, want to learn more about what we offer in the research and solutions we provide. And so I think we’ve seen both of those.

Q: Got it. A question on Slide 11, the addressable market that you’re talking to. I guess, as I’m kind of thinking through the different components there. The investment research component makes pretty obvious sense to me, and maybe struggle a little bit more with financial information and the asset management – asset managers components. As you’re kind of thinking about putting that slide together, kind of what’s your thought process behind the relevance and the opportunity of those other two larger segments?

Mark Arnold - Chief Executive Officer, Beacon Street Group

Yeah, it’s a fair question. Here’s the way we think about it. In part, what we’re doing is, we’re assessing not only what we’ve got in front of us, but how things are going to develop going forward alongside of our growth. And for sure, to your point, I think the investment research is intuitive. I don’t need to explain that. But your question about why asset managers and financial information, as we continue to develop our software and tools, I think we will add – continue to add data and information to that, especially across the terminal platform, but not just that.

That so the software data and financial information component of our revenues, I expect to grow over time. And relative to the asset management component. For us, as I see the future coming, I start to think about the past. And when I think about how the nature of investing on the personal side 30 years ago, I think it’s a stark contrast to what you see today, back then, you had to have a portfolio that of a certain size. And I think most people typically outsource that entire function.

Contrast that to what you see today. Technology has allowed anybody, anybody to become an investor. And I touched on that earlier, these – these online brokers platforms has done a fantastic job of removing all the friction around the actual trading itself. So I don’t believe people are intimidated or overwhelmed by that prospect anymore, because technology has made it so easy.

And then when you look at the demographic surveys, you see, you see that reflected, I touched on this earlier, 72% based on certain surveys of millennials identify themselves as self-directed, that speaks to the idea that they’re not intimidated to get in the markets. The problem we help solve is we help provide them with the research and tools to help them figure out what they want to buy, why they want to buy it, how much of their capital to put into those ideas and how to think about portfolio construction in a way that maybe they’re not now.

So for me, as I see the future unfolding, I see more and more, higher and higher percentage of our – of the investing population becoming more self-directed than outsourced. And so I think that that asset management segment is in play for us. And I think the self-directed investing community will grow and grow as a percentage of the total investing community over time.

Q: Got it. Do you guys ever have content providers leave your platform and branch off on their own? Are they essentially locked up in perpetuity?

Mark Arnold - Chief Executive Officer, Beacon Street Group

Well, for the good ones, I wish it were perpetuity it’s not that, of course, it those – those arrangements proceed as you would expect. We have employment agreements which [indiscernible] and things like that. But what we find amongst our most successful editors is they don’t want to leave. And the reason they don’t is twofold in my mind, one, as – as our editors gain traction in our platform, meaning, as they continue to provide great research to the customers and as they attract subscribers to their banner, we are more than happy to pay them more and more in terms of compensation. But in addition to the financial rewards that come from being a part of our business, there’s also a hard to quantify component to working with us that that it’s not readily measurable, at least to me, and that is, we offer them to things, a lifestyle that I think is fantastic, meaning, we take all of the headaches, someone could leave and they could create their own in theory, and then they would have to worry about accounting and finance, legal and HR and customer service and leases and negotiating employment agreements. Instead, we provide them with a turnkey solution so they can plug in, we have very experienced operators around all of those functions and more.

And so for a content creator, who’s looking for a turnkey solution, we’re a very attractive landing spot. The other thing is, there’s just more lifestyle. And I touched on this a second ago, which is the content creators that – that have done very well on our system, tend to not want to do all those ancillary activities. Instead, they tend to want to do what they love, which is study the markets, do great research and write to their subscriber base. Of course, they travel and go to conferences too. But what I’m getting at is, they don’t have to worry about gathering assets under management, they don’t have to worry about beating their peers from a hedge funds standpoint, they don’t have to worry about where they reg in and out of every – in and out of every quarter, relative to their peers.

And so it’s a very attractive landing spot for someone who’s experienced and – and studying the markets and making investment research without all the headaches of managing money. And so in those ways, we have a lot of editor loyalty inside of our platform. And then, of course, as I touched on earlier, the compensation correlates to how successful someone is in our franchise.

We do have some customer churn to answer your first question, but it tends to be at the less experienced level where we and they are trying out their skill set and – and experimenting and getting more experience in our platform, that we will sometimes see attrition amongst folks who perhaps didn’t expect the volume of writing that we require or you know decide that their ideas weren’t as attractive or interesting to investors as they once thought and there, we do have some attrition, but it’s usually not amongst our more successful and more experienced competitors.

Q: Right, terrific. And then last one for me. I apologize if the details going to ask for and I just missed it. But can you provide any color on who the pipe investors are in this deal?

Mark Gerhard - Chief Executive Officer, Ascendant Digital Acquisition Corp.

Yeah, we don’t have any bankers live on this call. But when those aren’t public, we didn’t disclose it. So I mean, I’ll just characterize it for a minute. It is probably a little bit different of a pipe composition. I would say, given the profile of our – we’re not a EV company or a rocket ship company, right. We’re a 20-year-old company with great margins, good growth, makes a ton of money. And so we have a little bit different investors set I would say I would characterize our investors set is a little bit more fundamentals right, a little bit more value oriented fundamental long-term buy and hold investors less hedge fund that’s good way to characterize it, we have some really good you know, what blue chip, value oriented fundamental long-only investor names in the book, but we just that’s not public.

Q: Got it that’s still very helpful. Thank you.

Operator

Thank you. [Operator Instructions] And we did have a follow-up question coming from Alex Kramm. Alex your line of live.

Q: Yeah, hello, again. Alex Kramm, UBS. Sorry, this is a basic question but I don’t spend a lot of time in the – in the consumer marketing world. But can you talk about the risks to your – to your marketing schemes? I keep on reading more about privacy concerns and changes to – to how kind of like online marketing is. So just maybe give us a little bit of an update on where we stand? What the biggest risks are? How you have had to change maybe your marketing dollars or arrangements in the past. If you’re thinking about any new marketing areas, maybe a little bit more direct to get those audiences that those – those brokerage firms in terms of the partners that you talked about earlier, like any sort of health, framing the risks and maybe even opportunities there?

Mark Arnold - Chief Executive Officer, Beacon Street Group

Sure, yeah. Happy to cover that, Alex. So a couple of things here. First, we’ve been around for 20 years, and of course, over those two decades, marketing trends, marketing channels, the platforms that we access and even the medium in which we do it have all changed. In certain circumstances, we will literally put some – put a stamp on something and send it to you in your mailbox. And that – that’s certainly, it’s not what we do primarily anymore, but – but we consider ourselves to be omnichannel marketers.

So what I’m trying to describe is, over those two decades, the mix, the methods and the mediums of how we market has been constantly changing. And so that’s one of the things I think is a great strength of our business, is that our marketers are both experienced. And I would call agile and competitive, meaning, they’re constantly testing new ideas into the markets, they’re constantly testing new channels to go and find new readers. And they’re moving with the market as those trends change over time.

So while Slide 18 gives you a snapshot of where we are and sort of have been here in the immediate past, I would tell you that I’m very confident that and our marketers to be able to evolve with the times and evolve with the different channels and the mediums of consumption, as they’ve done for over two decades.

I do think and we’re pointing to Slide 18, because it does give you a sense of what we’ve done. What I would add to it is that, that free to paid channel has a surged of late last few years as – as a really, both successful and profitable way for us to attract subscribers. But it would be wrong to say that we’re the only have experienced doing that. And the opposite of that we’ve got very experienced marketing talent in our different brands. And they’re accustomed to constantly looking for finding and thriving as those market channel – marketing channels change. Display is certainly predominantly what we’ve done. And like I said, our marketers are constantly testing and optimizing our efforts, as you would expect.

So I don’t have any great, serious concerns over the horizon about how we market or our ability to go find sources for new readers over time. And you touched on one of the things I think is actually going to accelerate that over time, which is I think that as we emerge onto a public stage, and as more and more investors realize that, who we are and the quality of the products that we produce, and the problems we help solve for the self-directed investor, I think we will see an acceleration of that leader growth over time. And that’s both through our normal way of marketing and what we’ve done historically, but also, as you touched on, pursuing different partnerships and raising our profile and brand in the investors’ minds.

Q: Great, thank you. And then on the public company costs, there’s a little question here, but like, can you give us a little bit more detail how much those new public company costs are? Is this really just the 2021 event? It’s fully ramped or if some of that going to breach into maybe even 2022? Or do you feel like by the end of the year, I guess the 4Q run rate, once we get to see those, that should be a good kind of like run rate of the public company costs and everything else in there.

Dale Lynch - Chief Financial Officer, Beacon Street Group

Yeah, that should be a decent proxy for you guys. For now, given the forecast that we’ve given, you know, for ‘21, you can I mean you know, the variable margins and we’ve given you revenue numbers, we’ve given you some thought architectures about how to convert billings plus deferred revenue into GAAP revenue and all those things.

You know, you can kind of do your own get proxies for CAC, you can take your estimates for gross new subs added. If you divide it GAAP-based sales and marketing expense by those your assumed gross ads, you can get a GAAP equivalent CAC, and you know what, it wouldn’t be that far off, you’re probably 90% similar to what our cash CAC is, so you can build a decent model that way too, and be pretty close.

So you can kind of back into G&A for 2021, is what I’m trying to get to, because we’ve given you what our cash flow numbers from ops are. And it has to be conservative, you assume no benefits, working capital changes, right, just sort of think of it as coming from earnings. So you can kind of back into it, but the growth rate in ‘21 in G&A is pretty material, you know, in the order of 30% to 40% to get you to that kind of scale.

Now going forward, it’s going to be much, much, much less than that sort of in the single-digit range. A little bit faster than inflation, for sure, but certainly not, but certainly below 10%. I mean, that’s, we’ve kind of – we’ve taken the platform up pretty significantly here and we’re you know, we think to your point, 4Q this year should be a good run rate to think about going forward.

Q: Okay, great. And then just lastly for me, just to follow-up on the editorial risk or the content provider risk. You mentioned it’s mostly kind of like the lower end of those content providers. But are there any examples of where you’ve had kind of like losses that you can wish that weren’t there or big regrets? And if so, you know, what were the reasons for that? Is it competitive? Is it starting their own firm? Is it monetary? What – and if they weren’t, then great, but just curious, like, if you actually lose somebody, it cannot be a big revenue impact and why?

Mark Arnold - Chief Executive Officer, Beacon Street Group

First, I don’t view us as having any key man risk, to your last point there, we’ve got, we’ve got a very nice distribution of revenue streams across our editorial lineup across our platform.

In terms of whether there are specific examples, and people got away, I can’t think of any, I tried to describe the working environment for us and the prospect for editors as they come along. It works for both of us, when people are – when people can come in and do two things. One, like I mentioned before, you know, provide great research to their readers, and two, as they can attract more and more readers to their banner and to their ideas, when those two things happen, that – that’s a really solid working relationship from our perspective and the editors typically, where it doesn’t happen, there’s just not the right fit.

Usually, there have been people who are inexperienced or like I said, maybe don’t realize how much writing they have to do, will sometimes see Wall Street veterans come across who might have been traders by nature and who are basically, you know, at their desk, watching the market move up and down and making trading decisions, but not – but were not necessarily realistic about how much writing there would be to our file, because of course, we don’t take custody of assets.

So I don’t have any specific examples that come to mind and people who got away. Instead, I would say that I can’t speak for every editor, but to my knowledge, everybody’s pretty happy and in their seats, providing great research to the leaders.

Q: All right, great. And just – actually just one last one, and sorry, if I missed this earlier. But as you think about the terminal opportunity, can you just simplify like what – if there’s any sort of difference in, I guess subscription model? And I know this is early days, but and thanks for the demo, but just how we think about kind of like revenues coming specifically from like terminals versus content? Or is it – if it’s really all the same, but different – different product really that’s get monetized the same way? And sorry, if I missed this earlier.

Mark Arnold - Chief Executive Officer, Beacon Street Group

No, it’s a fair question. I would answer it this way. To your point, it is early days, so we’ve got a lot of testing to do. But we’re trying to make a platform experience for the reader and give them an end-to-end solution as they evolve as investors. So to the extent that someone is trying to come onto the – trying to come into our environment and learn, we’re trying to provide them all the information and resources they would need to come up to speed as an investor, and then give them all of the research and tools that they would need as they evolve as investors.

So that means, the ability to chart if that’s how they are, if they want to review our educational videos or educational content, just come up to speed in terms of the basics of investing. We have all that content there. We’re also allow them to search 10-Qs and 10-Ks and search our archives to see the history of different editors across our platform. See how successful they’ve been, how long have they been around? How good is their research?

And then ultimately, we give them tools around portfolio construction and alerts as the demo described. So it is early days, we’re going to see how things evolve. We are trying to get and want to get as much adoption of that platform as we can get. And we’re going to experiment around how to do that successfully on scale and then also couple that with our paid content that go along with it.

And so I would just summarize it by saying, we’ve got a lot of experimenting to do. I mentioned this earlier that our marketers and our operators are constant testers. That’s how we built this business. We’re constantly testing our ideas and editorial and applying to the markets. And we’re constantly testing our ideas and marketing and seeing if the market responds, we’re going to apply all those same principles to the terminal. And I’m confident we’ll find out how to monetize that product and how to attract readers into it into that platform over time. But we’re going to do what we always do, we’re going to test into it and see what works, we’re going to let the customer decide how that unfolds.

Q: All right, that’s helpful. Thanks again.

Operator

Thank you. And there were no further questions in queue. I will now hand the call back to Shannon Divine for any closing remarks.

Shannon Devine - Senior Vice President, Solebury Trout

Thank you. As you can see, there are no further questions. This concludes today’s presentation. On behalf of both Beacon Street and Ascendant, we would like to thank you for your time and interest today. And we look forward to communicating with you in the weeks to come. Thank you.

Mark Gerhard - Chief Executive Officer, Ascendant Digital Acquisition Corp.

Thank you.

Mark Arnold - Chief Executive Officer, Beacon Street Group

Yeah, Thank you, everybody.

Dale Lynch - Chief Financial Officer, Beacon Street Group

Thank you, everybody.

——

Important Information About the Business Combination and Where to Find It

In connection with the proposed business combination, Ascendant Digital Acquisition Corp. (the “Company”) filed a registration statement on Form S-4 with the SEC, which includes a proxy statement/prospectus, that will be both the proxy statement to be distributed to holders of the Company’s ordinary shares in connection with its solicitation of proxies for the vote by the Company’s shareholders with respect to the proposed business combination and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the business combination. The Company’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and, when available, the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the business combination, as these materials will contain important information about Beacon Street Group (“BSG”), the Company and the business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the business combination will be mailed to shareholders of the Company as of a record date to be established for voting on the business combination. Shareholders of the Company will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov. In addition, the documents filed by the Company may be obtained free of charge from the Company’s website at www.ascendant.digital or by written request to the Company at Ascendant Digital Acquisition Corp., 667 Madison Avenue, 5th Floor, New York, New York 10065.

Participants in the Solicitation

The Company and BSG and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s shareholders in connection with the business combination. Information about the Company’s directors and executive officers and their ownership of the Company’s securities is set forth in the proxy statement/prospectus for the business combination. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus for the business combination. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between BSG and the Company, including statements regarding the benefits of the business combination, the anticipated timing of the business combination, the products and services offered by BSG and the markets in which it operates and BSG’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: (i) the risk that the business combination may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities; (ii) the risk that the business combination may not be completed by the Company’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by the Company; (iii) the failure to satisfy the conditions to the consummation of the business combination, including the adoption of the business combination Agreement by the shareholders of the Company, the satisfaction of the minimum trust account amount following redemptions by the Company’s public shareholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third-party valuation in determining whether or not to pursue the proposed transaction; (v) the occurrence of any event, change, or other circumstance that could give rise to the termination of the business combination Agreement; (vi) the effect of the announcement or pendency of the business combination on BSG’s business relationships, performance, and business generally; (vii) risks that the proposed transaction disrupts current plans of BSG and potential difficulties in BSG employee retention as a result of the proposed transaction; (viii) the outcome of any legal proceedings that may be instituted against BSG or against the Company related to the business combination Agreement or the proposed transaction; (ix) the ability to maintain the listing of the Company’s securities on a national securities exchange; (x) the risk that the price of the Company’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which BSG operates, variations in performance across competitors, changes in laws and regulations affecting BSG’s business, and changes in the combined capital structure; (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; and (xii) the risk of downturns in the highly competitive investment research industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s Quarterly Reports on Form 10-Q, Annual Reports on Form 10-K and the registration statement on Form S-4 and proxy statement/prospectus discussed above and other documents filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and BSG and the Company assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither BSG nor the Company gives any assurance that either BSG or the Company will achieve its expectations.

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This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.